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
                                               OMB APPROVAL
                                               OMB Number:  3235-0145
                                               Expires: October 31, 2002
                                               Estimated average burden
                                               Hours per response ... 14.90

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          THE SPORTS CLUB COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
                                 (310) 556-2721
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     4/10/03
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84917P100
                                  SCHEDULE 13D                PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KAYNE ANDERSON CAPITAL ADVISORS, L.P.     - 95-4486379
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

NUMBER OF                     0
                         -------------------------------------------------------
SHARES                   8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      3,751,961
                         -------------------------------------------------------
EACH REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH
                              0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              3,751,961
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,751,961
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

CUSIP NO. 84917P100
                                  SCHEDULE 13D                PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RICHARD A. KAYNE - ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                  [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      A U.S. CITIZEN
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF
SHARES                        333,333
                         -------------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY
EACH REPORTING                3,751,961
                         -------------------------------------------------------
PERSON WITH              9    SOLE DISPOSITIVE POWER

                              333,333
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,751,961
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,085,295
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, $0.01 Par Value.

      The Sports Club Company, Inc.
      11100 Santa Monica Boulevard
      Suite 300
      Los Angeles, CA  90025

ITEM 2. IDENTITY AND BACKGROUND

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne.

a.    KAYNE ANDERSON CAPITAL ADVISORS, L.P.

      Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment funds, including Arbco Associates, L.P.; Kayne, Anderson Non-Traditional Investments, L.P.; Kayne Anderson Diversified Capital Partners, L.P.; Kayne Anderson Capital Partners, L.P.; and Kayne Anderson Capital Income Partners (QP), L.P., each of which is a California limited partnership. Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc., a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of KACALP, the investment limited partnerships, KAIM or KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

      During the past five years, none of KACALP, the four above investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.    RICHARD A. KAYNE

      Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM.

      Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company ("KARIM"), and President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

      During the past five years, none of Mr. Kayne, KACALP, KARIM or KAA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

c. The following persons (in addition to Richard A. Kayne) are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

      JOHN E. ANDERSON.      Chairman of Topa Equities, Ltd., a diversified
                             investment company located at 1800 Avenue of the
                             Stars, Suite 1400, Los Angeles, California
                             90067.  Mr. Anderson is Director of KAIM and KA
                             Holdings.

      HOWARD M. ZELIKOW.     Vice President and Director of KAIM

      ROBERT V. SINNOTT.     Vice President of KAIM

      RALPH C. WALTER.       Chief Operating Officer and Treasurer of KAIM
                             and KA Holdings.

      DAVID J. SHLADOVSKY.   General Counsel and Secretary of KAIM and KA
                             Holdings.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment funds were derived by a combination of cash and security contributions by limited partners or Richard A. Kayne.

ITEM 4. PURPOSE OF TRANSACTION

      On March 31, 2003, KACALP, on behalf of its affiliated accounts, executed a term sheet (the "Term Sheet") with Palisade Concentrated Equity Partnership, L.P. ("Palisade"), Rex Licklider ("Licklider"), David Michael Talla ("Talla") and each of Millenium Partners LLC, Millenium Entertainment Partners L.P, MDP Ventures I LLC, MDP Ventures II LLC and Millenium Development Partners L.P. (collectively, the "Millenium Parties"). KACALP and the other parties above are referred to herein collectively as the "Term Sheet Parties." Licklider, Talla and the Millenium Parties are significant beneficial owners of the Issuer's common stock and each has filed a Schedule 13D pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby Palisade, certain of the Millenium Parties and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders (the "Surviving Stockholders"). The Term Sheet provides that the "going private transaction" would be effectuated by means of a merger (the "Merger") of a company formed by Palisade with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Entity") in the Merger. Concurrent with the Merger, (i) the Millenium Parties, Licklider, Talla and the Surviving Stockholders, if any, would exchange all of their shares of the Issuer's common stock for shares of the Surviving Entity's common stock, and (ii) KACALP, MDP Ventures II LLC, Licklider and Talla will exchange all of their shares of the Issuer's Series B preferred stock and Series C Preferred Stock for preferred stock of the Surviving Entity with the rights and privileges specified in the Term Sheet. Upon the Merger, the Term Sheet Parties and the Surviving Stockholders, if any, would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer's common stock would cease to be authorized to be quoted and traded on the American Stock Exchange. The Term Sheet also sets forth certain rights and obligations of the Term Sheet Parties with respect to the Surviving Entity following the Merger. Most of the Term Sheet's provisions are non-binding, however, the Term Sheet Parties have agreed to certain binding provisions, including with respect to exclusivity, confidentiality and expense reimbursement. The transactions contemplated by the Term Sheet are subject to the satisfaction of a number of significant conditions precedent as set forth in the Term Sheet. None of the provisions of the Term Sheet is binding on the Issuer, which previously formed a Special Committee of its Board of Directors to address any proposal to engage in a "going private transaction" by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, the Reporting Persons may be deemed to have formed a "group" with the other parties to the

Term Sheet for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, the Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer's common stock beneficially owned by such other parties as reported on their respective Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the Issuer's common stock beneficially owned by such other parties. Additionally, the Reporting Persons expressly disclaim any assertion or presumption that the Reporting Persons and the other parties constitute a "group."

      The Term Sheet was amended and restated on April 9, 2003, and signed by KACALP on April 10, 2003. The disclosure above remains unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. KACALP and Richard A. Kayne report beneficial ownership of 3,751,961 and 4,085,295 shares, respectively, representing 7.3% and 8.0% of the shares outstanding. These amounts include 3,291,667 shares of common stock which may be acquired upon conversion of Series B Convertible Preferred Stock. Due to a mathematical error, the number of shares acquirable upon conversion of Series B Convertible Preferred Stock was erroneously reported on Schedule 13G as 32,916,667.

b. KACALP has shared voting and dispositve power (with Richard A. Kayne) over 3,751,961 shares. Richard A. Kayne has sole voting and dispositive power over 333,333 shares and shared voting and dispositive power (with KACALP) over 3,751,961 shares.

      The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as investment adviser and, in most cases, as general partner.

      KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c. Transactions of the shares were made as follows:

                        Common Stock    Stock
Date         Type        # of shares    Price    Where/how transaction effected
----         ----        -----------    -----    ------------------------------
None

d. Not applicable

e. Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Please see Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I   Joint Filing Agreement among Richard A. Kayne and KACALP.
Exhibit II  Amended and Restated Term Sheet

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               April 14, 2003
--------------------------------------------
                    Date

           /s/ Richard A. Kayne
--------------------------------------------
             Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:   Kayne Anderson Investment Management, Inc.

      By:  /S/ David J. Shladovsky
           ---------------------------------
           David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



      /S/ Richard A. Kayne
      ---------------------------------------
      Richard A. Kayne



      /S/ David J. Shladovsky
      ---------------------------------------
      Kayne Anderson Capital Advisors, L.P., by
      David J. Shladovsky, Secretary of
      Kayne Anderson Investment Management, Inc.,
      general partner